March 2, 2007

Cecilia D. Blye, Esq.

Chief Office of Global Security Risk

Securities and Exchange Commission

Washington, DC

RE:	Comment Letter Dated February 1, 2007

Primus Telecommunications Group, Incorporated

Form 10-K for the fiscal year ended December 31, 2005

File No. 0-29092

Dear Ms. Blye:

Primus Telecommunications Group, Incorporated (the “Company”) hereby responds to the comment letter referenced above. Set forth below are the text of (1) the comments set forth in such comment letter and (2) the Company’s response.

SEC Staff Comments

1.	We note that you list on your website rates for your Primus Prepaid Phone Card including rates for Cuba, Iran, North Korea, Sudan and Syria. These countries are identified as state sponsors of terrorism by the U.S. State Department and are subject to U.S. economic sanctions and controls. Please describe your current, past and anticipated operations in and contacts with these countries, whether directly or through subsidiaries or affiliated entities or other indirect arrangements, and discuss their materiality to you in light of the countries’ status as state sponsors of terrorism. Please also discuss whether the contacts and operations, individually or in the aggregate, constitute a material investment risk to you security holders.

2.	Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Cuba, Iran, North Korea, Sudan and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

Cecilia D. Blye, Esq.

Chief Office of Global Security Risk

Securities and Exchange Commission

Washington, DC

We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. Pennsylvania’s General Assembly has passed a resolution mandating assessment and reporting of state pension fund assets invested in companies that do business with certain U.S.-designated state sponsors of terrorism. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Connecticut, Illinois, Maine, New Jersey and Oregon have adopted legislation requiring reporting of interests in, or divestment from, companies that do business with Sudan, and similar legislation has been proposed by several other states. Finally, Harvard University, Yale University, Stanford University, and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, North Korea, Sudan and Syria.

Response of the Company

Primus Telecommunications, Inc., Lingo Holdings, Inc., and certain subsidiaries of TresCom International, Inc. (collectively, “Primus”) currently provide VOIP (Voice over Internet protocol) and/or wireline telecommunications services (which would include prepaid phone card traffic, which could travel over either the Primus wireline network or Primus VOIP network) that originate in the United States and terminate in the following countries (the “Subject Services”) — Cuba, Sudan, Syria, North Korea and/or Iran (collectively, the “Subject Countries”). The Subject Services are conducted in compliance with the regulations of the U.S. Treasury Department Office of Foreign Assets Control (“OFAC”), the U.S. Government agency that administers the various U.S. economic sanctions programs. Specifically, the aforementioned services are authorized by telecommunications general licenses in the OFAC regulations under the following sections: for Cuba, pursuant to 31 CFR 515.542(b); for Sudan, pursuant to 31 CFR 538.512; for North Korea, pursuant to 31 CFR 500.571; and for Iran, pursuant to 31 CFR 560.508. OFAC does not currently have a sanctions program against Syria. Neither the Company, nor any other direct or indirect domestic subsidiary of the Company (other than Primus), provide the Subject Services.

Neither the Company, nor any of its subsidiaries own, or have at any time owned, any assets within the Subject Countries. Neither the Company, nor any of its subsidiaries, have any contractual obligations with incumbent telecommunications providers within the Subject Countries to deliver or receive specific telecommunications traffic involving the Subject Countries.

By way of background, the Subject Services are resold services, whereby Primus utilizes unaffiliated, third party global telecommunications carriers (“Wholesale Carriers”) to carry the

Cecilia D. Blye, Esq.

Chief Office of Global Security Risk

Securities and Exchange Commission

Washington, DC

telecommunications traffic, without regard to any specific telephone traffic into any particular country in the world. Wholesale Carriers offer to Primus (and Primus’s telecommunications service competitors) access to the Wholesale Carriers’ global network to carry long distance traffic throughout the world. Such offers are extended without any specific contractual obligation to provide or use service in any particular country or in any Subject Country, and to terminate any particular call may involve the networks of multiple Wholesale Carriers. Wholesale Carrier traffic travels under the Wholesale Carriers’ owned and leased network. While a particular call may traverse some Primus network assets either in the United States or abroad for a portion of that call’s route, Primus does not have any such assets in any Subject Country. This Wholesale Carrier business is a long-established, recognized and common telecommunications service that a significant number of well-known telecommunications companies conduct. As noted above, Primus is not subject to any contractual relationship with any incumbent provider within any of the Subject Countries.

During 2005 and 2006, Primus's revenues that were generated from telecommunications traffic terminating within Subject Countries represented less than one percent, (approximately .35% and .24%, respectively) of the Company's total consolidated revenues.

Neither the Company, nor any of its subsidiaries have any existing or pending regulatory licenses to provide telecommunications services originating in the Subject Countries, and the Company and its subsidiaries do not have any current or future plans to establish such service in the Subject Countries.

The Company believes that the Subject Services are permitted by OFAC regulations and do not involve either a material quantitative or qualitative risk to its investors and are not expected to materially influence a reasonable investor’s decision to invest in securities of the Company or its subsidiaries. The Company has taken note that certain states’ legislatures and institutions have adopted policies noted in the SEC comment letter requiring reports concerning ownership, investment or divestment involving companies that “do business” with the Subject Countries. In light of the foregoing, including the fact that neither the Company, nor its subsidiaries, have any direct contractual relationship with any incumbent in the Subject Countries, the Company believes that its activities would not be regarded as “doing business with a state sponsor of terrorism.” Nonetheless, the Company will continue to monitor and evaluate its business and regulatory developments relating to the Subject Services on an ongoing basis. Furthermore, the Company understands and represents that: the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Cecilia D. Blye, Esq.

Chief Office of Global Security Risk

Securities and Exchange Commission

Washington, DC

If you have any further comments or questions, please feel free to direct them to me at (703) 394-4504, or to the Company’s counsel, Brian Lynch, of Hogan & Hartson LLP, at (703) 610-6165.

Sincerely.

/s/ Thomas R. Kloster
Thomas R. Kloster
Chief Financial Officer